Exhibit 12.01

NORTHERN STATES POWER COMPANY - MINNESOTA (CONSOLIDATED)

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

Thousands of Dollars

	March 31,	December 31,
	2007	2006	2005	2004	2003	2002
Earnings:

Net Income	$42,503	$272,310	$237,744	$230,274	$192,942	$200,222

Add:
Income Taxes	21,671	127,606	111,783	94,613	76,524	108,141
Fixed charges	47,319	176,169	158,352	150,610	153,352	132,830
Earnings	$111,493	$576,085	$507,879	$475,497	$422,818	$441,193

Fixed charges:
Interest charges, excluding AFC - debt, per statement of income	$47,319	$176,169	$158,352	$150,610	$144,165	$117,080
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	—	9,187	15,750
Total fixed charges	$47,319	$176,169	$158,352	$150,610	$153,352	$132,830

Ratio of earnings to fixed charges
	2.4	3.3	3.2	3.2	2.8	3.3